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                      [THE THOMSON CORPORATION LETTERHEAD]

            NEWS RELEASE


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
          INVESTOR CONTACTS:                   MEDIA CONTACTS:
          John Kechejian                       Jason Stewart                           David Scott
          Vice President, Investor Relations   Director, Corporate Communications      Vice President, Marketing
          The Thomson Corporation              The Thomson Corporation                 NewsEdge Corp.
          (203) 328-9470                       (203) 328-8339                          (781) 229-3000
          john.kechejian@thomson.com            jason.stewart@thomson.com              david.scott@newsedge.com
          Ron Benanto
          Vice President, CFO
          NewsEdge Corp.
          (781) 229-3000
          ron.benanto@newsedge.com


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For Immediate Release


                       THE THOMSON CORPORATION ANNOUNCES
                     COMMENCEMENT OF CASH TENDER OFFER FOR
                              NEWSEDGE CORPORATION

TORONTO, August 21, 2001 - The Thomson Corporation (TSE: TOC) announced today that its indirect wholly owned subsidiary, InfoBlade Acquisition Corporation (InfoBlade), has commenced a cash tender offer for all of the issued and outstanding shares of NewsEdge Corporation (NASDAQ: NEWZ) common stock.

The cash tender offer is being made in connection with the proposed merger of InfoBlade and NewsEdge pursuant to an Agreement and Plan of Merger dated as of August 6, 2001 among Thomson, InfoBlade and NewsEdge. In accordance with the Merger Agreement, InfoBlade today has commenced a cash tender offer for all of the issued and outstanding shares of NewsEdge common stock at a price of US$2.30 per share. If the proposed merger is consummated, NewsEdge will become an indirect wholly owned subsidiary of Thomson. The NewsEdge board of directors has unanimously voted to recommend that NewsEdge stockholders accept the cash tender offer.

                                     -more-

The cash tender offer is subject to the tender of at least a majority of NewsEdge shares and other customary conditions. The cash tender offer and withdrawal rights will expire at 12:00 Midnight (E.D.T.), on September 18, 2001, unless extended.


InfoBlade and Thomson are mailing today to registered holders of NewsEdge shares an Offer to Purchase regarding the cash tender offer, the NewsEdge Solicitation/Recommendation Statement on Schedule 14D-9, and a Letter of Transmittal to be used to tender NewsEdge shares in the cash tender offer. Beneficial owners of NewsEdge holding shares in "street name" through their brokers may receive the Offer to Purchase and Letter of Transmittal through the Information Agent, Innisfree M&A Incorporated, by calling toll free 1-888-750-


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5834. The Depositary for the cash tender offer is Computershare Trust Company of
New York.

This news release is for informational purposes only. It does not constitute an offer to purchase shares of NewsEdge or a Solicitation/Recommendation Statement under the rules and regulations of the Securities and Exchange Commission. Thomson has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and NewsEdge has filed a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information and security holders of NewsEdge are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents may be obtained free at the Securities and Exchange Commission's website at www.sec.gov. Persons with questions regarding the offer should contact the Information Agent at (888) 750-5834.

ABOUT THE THOMSON CORPORATION

      The Thomson Corporation, with 2000 revenues of approximately $6.0 billion, is a leading global e-information and solutions company in the business and professional marketplace. The Corporation's common shares are listed on the Toronto and London stock exchanges. For more information, visit The Thomson Corporation at www.thomson.com.




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